ARCH CHEMICALS, INC.

501 Merritt Seven

Norwalk, Connecticut 06851

June 1, 2009

VIA EDGAR TRANSMISSION

Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Arch Chemicals, Inc. – File No. 1-14601
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the quarter ended March 31, 2009
Schedule 14A Definitive Proxy Statement Filed March 13, 2009

Dear Mr. O’Brien:

Thank you for your letter dated May 15, 2009 on the above-referenced matters. In reply to your comments, Arch Chemicals, Inc. (the “Company”) is providing the following response. For your convenience, our response follows your comment which is reproduced below.

Form 10-K for the year ended December 31, 2008

Business, page 1

1.	Because of the nature of your business, the discussion about your working capital practices appears limited. Please expand your disclosure related to information contained in subparagraph (c)(1)(vi) of Item 101 of Regulation S-K, to the extent that such information is material.

RESPONSE:

Principally due to the nature of the Company’s HTH water products business, the Company experiences its highest sales and profits in the second quarter as the purchase of water treatment products by consumers in the residential pool market is concentrated in the United States of America between Memorial Day and the Fourth of July. Accordingly, the Company’s working capital needs peak during the second quarter. The seasonality of the HTH water products business is discussed in the “Seasonality” disclosure in Item 1 of the Company’s Form 10-K and in the “Risk Factors” in Item 1A of the Company’s Form 10-K. The Company’s HTH water products business carries increased amounts of inventory during the first and second quarters in order to meet the seasonal demand requirements of this business. In addition, the Company’s accounts receivable increase as a result of the higher sales in the second quarter. This build of inventory does not expose the Company to a significant risk of inventory obsolescence as most of the business’ products are not subject to rapid obsolescence.

As disclosed in Note 1 to the financial statements, in certain instances the Company provides the rights of return and, for certain customers, provides extended payment terms, both of which are not material to the Company’s financial statements. Sales with extended payment terms are made in the Company’s HTH water products business, are consistent with industry practices and are done in order to facilitate seasonal water product sales.

The Company believes that it meets the requirements of subparagraph (c)(1)(vi) of Item 101 of Regulation S-K. However, in light of the Staff’s comments, the Company will expand the “Seasonality” disclosure in Item 1 of its 2009 Form 10-K, and in future applicable filings as follows (additions to the 2008 Form 10-K language underlined for identification):

Our working capital needs peak during the second quarter as inventories increase to meet the demand requirements of the U.S. residential swimming pool season and accounts receivable increase as a result of the higher sales. We anticipate that these working capital requirements will be financed by our credit facilities and accounts receivable securitization program which will be reduced by subsequent seasonal reductions in inventory and accounts receivable.

Wood Protection and Industrial Coatings, page 3

2.	We note the disclosure in the second paragraph regarding the two products that have received a Good Housekeeping seal of approval. We also note that your company has transitioned away from CCA to alternate preservatives and now offers two alternative products. Please clarify the impact of this transition on the two products that received the seal of approval and whether the new alternative products have received this seal. In addition, please describe in greater detail why your industry has moved away from CCA and the “voluntary regulatory changes”.

RESPONSE:

Our wood protection business, along with the other wood preservative manufacturers, produced and sold a Chromated Copper Arsenate (“CCA”) wood preservative for use in industrial and non-industrial applications in the U.S. since the 1940s to protect wood against dry rot, fungi, molds, termites and other pests that can threaten the integrity of wood products. Wood preservatives must be registered with the U.S. Environmental Protection Agency (“EPA”) under the provisions of the Federal Insecticide, Fungicide, and Rodenticide Act. On February 12, 2002, as part of the ongoing CCA re-registration process and in response to consumer interest in, and anticipated market demand for, alternative (that is, non-CCA-based) wood preservatives for non-industrial uses, Arch Wood Protection, Inc., a wholly-owned indirect subsidiary of the Company, announced that it would seek to amend its

CCA registration so that CCA would no longer be available for use in non-industrial treated wood products after December 31, 2003. This began the transition in the U.S. to alternative wood preservatives. Arch’s alternative wood preservatives are based on the copper azole molecule, as opposed to CCA. The Company continues to sell CCA wood preservatives for industrial applications.

The Company’s transition in the U.S. to the copper azole-based wood preservatives (marketed under our brand name Wolman® E) for use in non-industrial treated wood products was very successful. Certain preserved wood made with our copper azole-based preservative is marketed under the name Wolmanized® Outdoor® wood. This product earned the prestigious Good Housekeeping Seal in 2005. This product was made available as a result of the transition away from CCA and has also been very successful.

Unrelated to the transition away from CCA, wood treated with our Dricon® fire retardant also earned the Good Housekeeping Seal in 2006. Dricon fire retardant wood is intended for interior, weather-protected applications and was developed by our subsidiary in 1981. This Dricon product was not impacted by the transition to a new generation of wood preservatives in the U.S. for use in non-industrial treated wood products.

In the Company’s 2009 10-K, we will revise the disclosure in the “Products and Services” section of Item 1. Business as follows (changes to the 2008 10-K language are marked for identification):

In the U.S. and Canada, the majority of our customers are wood treaters that use our products pursuant to a license agreement. The program includes the use of the brand name for sale of the products produced by the licensee as well as an extensive support package comprised of marketing, technical, engineering and environmental services. Our customers sell their treated wood products into the construction, utility, residential and agricultural markets. The Company supplies its chromated copper arsenate wood preservative (“CCA”) products for industrial applications such as the treatment of wood used in marine pilings, utility poles and highway materials. ~~In 2005, the Good Housekeeping Institute announced that Genuine Wolmanized ® Outdoor ® Wood, a product which is based on our patented copper azole ( Wolman ® E ) chemistry, earned the Good Housekeeping Seal. This wood is used in decks, gazebos, walkways, landscaping and other exposed projects. In 2006, wood treated with our Dricon ® fire retardant also earned the Good Housekeeping Seal. As a result of voluntary regulatory changes, we have transitioned from our chromated copper arsenate (“CCA”) wood preservative to a new generation of wood preservatives for use in non-industrial applications. Growing consumer preferences and the availability of alternative products have moved the industry to CCA-substitute products. We responded to such transition by offering our~~ The Company’s Wolman ® E and Tanalith ® E patented products are offered to treaters and are used in non-industrial applications ~~servicing this major segment of the industry~~. In 2005, the Good Housekeeping Institute announced that Genuine Wolmanized ® Outdoor ® Wood, a product which is based on our patented copper azole (Wolman ® E) chemistry, earned the Good Housekeeping Seal. This wood is used in decks, gazebos, walkways, landscaping and other exposed projects. ~~We continue to supply CCA for industrial purposes such as the treatment of wood used in marine pilings, utility poles and highway materials.~~Additionally, in 2006, wood treated with our Dricon ® fire retardant also earned the Good Housekeeping Seal.

Competition, page 7

3.	Given the consolidation trends in your industry (we note “The industry segments in which we operate are highly competitive…” risk factor disclosure on page 12), to the extent applicable, please expand your disclosure to identify the competitors who have a dominant position in the industry, and if known, provide an estimate of the number of your competitors. See Item 101(c)(1)(x) of Regulation S-K.

RESPONSE:

The Company does not believe there are any competitors who have a dominant position in the industry as there is no dominant direct competitor to our biocides businesses. Although the Company competes in the overall larger specialty chemical industry, its focus and direct competition is within the global biocides industry, which is a smaller subset of the larger specialty chemicals industry. There are several large companies in the specialty chemicals industry, for example, Dow/Rohm-Haas and BASF, that are significantly larger than the Company. However, the Company does not compete with such companies across all segments. Item 101(c)(1)(x) of Regulation S-K states that generally the names of competitors need not be disclosed and that if the Company knows or has reason to know that one or a small number of competitors is dominant in the industry, competitors shall be identified. The Company does not know of one or a small number of competitors that are dominant in the biocides industry. There are numerous competitors to each segment of the Company’s business and these competitors differ by geographic region as well. The Company does not believe it could reasonably provide an accurate estimate of the exact number of competitors to its business.

Management’s Discussion and Analysis, page 28

4.	We assume that the quarterly leverage, interest coverage, fixed charge coverage and debt to total capitalization ratio covenants referenced on page 46 are the critical covenants associated with your debt agreements. Given that your debt has increased 60% during 2008, please revise the Liquidity section to quantify the corresponding actual measures calculated as of the current financial statement date. This information is necessary for readers to assess the prospect of continued compliance with these material debt covenants. See also the guidance in Section 501.12.b.1 of the Financial Reporting Codification regarding key indicators of financial condition.

RESPONSE:

The 2008 increase in the Company’s debt is principally due to the acquisition of the water treatment chemicals business of Advantis, which was acquired in October of 2008 for $125.0 million. The Company has a history of increasing its debt substantially in order to finance its acquisitions and then paying down that debt over the next several years through the generation of excess cash flows and/or divestiture proceeds. For example, the Company acquired the Avecia businesses in April 2004 for $230.8 million using its various credit facilities to pay for a portion of the purchase price and then repaid the majority of the borrowings by the end of that year.

The quarterly leverage, interest coverage, fixed charge coverage and debt to total capitalization ratio covenants referenced are the financial covenants associated with our historical debt agreements. The fixed charge covenant and the debt to capitalization ratio are no longer applicable as they related solely to the Company’s senior notes which matured in March 2009 and are no longer outstanding as these notes have been repaid in full. The Company’s quarterly leverage ratio was 2.0 and 2.3 for the periods ended December 31, 2008 and March 31, 2009, respectively. The Company’s covenants require such ratio not to exceed 3.5. The Company’s quarterly interest coverage ratio was 9.3 and 9.7 for the periods ended December 31, 2008 and March 31, 2009, respectively. The Company’s covenants require such ratio not to be less than 3.0. Despite the recent increase in debt related to the Advantis acquisition and the Company’s normal seasonal peak borrowings, the Company is well within compliance with its covenants and it projects it will be well within compliance during 2009.

In light of your comments, in future Form 10-Q and Form 10-K filings, the Company will quantify the actual measures calculated as of the current financial statement date and the Company will state that the Company was in compliance with such covenants throughout the periods covered by the financial statements.

In response to the Staff’s request to consider the guidance in Section 501.12.b.1 of the Financial Reporting Codification regarding key indicators of financial condition, the Company does not believe that there are other key indicators that would be useful to the readers of the Company’s financial statements, other than the key financial performance indicators which are discussed on page 29 of the Company’s December 31, 2008 Form 10-K.

5.	The $24.6 million goodwill impairment charge had 430% and 40% impacts on fourth quarter and annual 2008 net income, respectively. The disclosure on page 48 attributes the impairment to the economic slowdown. However, given the materiality of the charge, this disclosure should be revised to fully explain the circumstances that precipitated the impairment. Pursuant to Section 501.14 of the Financial Reporting Codification, please identify the material assumptions and estimates that changed between the January 2008 test and the interim December 2008 test and quantify the impact of these changes on the impairment calculation. For example, it is unclear whether the January 2008 recoverability assessment was based on an assumed growth rate or level of annual cash flows that was subsequently deemed improbable. Quantify the extent to which 2008 results differed from the January 2008 cash flow forecast. Disclose whether the December 2008 cash flow projections assume any negative future cash flows, and if so, for how long. Note also the requirement to specifically discuss the accuracy of management’s past estimates. Please also provide this disclosure in your letter.

RESPONSE:

During January 2008, the Company performed its annual goodwill impairment test. At that time the industrial coatings business, which is principally concentrated in Europe, was being adversely impacted by a contraction in the local furniture markets in several major European economies as a result of a shift in furniture production from those European economies to lower-cost countries. The Company outlined its risk relating to this shift in Item 1A. Risk Factors in the 2007 and 2008 Form 10-Ks (“We may need to build manufacturing facilities in lower-cost or developing countries to remain competitive in our industry. Also, our customers or markets may migrate to lower-cost countries where we do not have a presence.”) In addition, the business was experiencing increased competitive pressures which were impacting its overall operating results. As a result, the operating income for the business had declined from approximately $7 million in 2003 to slightly positive for 2007. However, the business had not experienced any negative cash flows during the period.

Even after the Company considered these factors in making the assumptions used in its January 2008 goodwill impairment test, the Company concluded that the goodwill for its industrial coatings business was not impaired. Assumptions that supported this conclusion included expected volume growth, driven by geographic expansion and new product introductions, and price increases in order to achieve profit improvement.

The overall results for the business in 2008 were principally consistent with the Company’s original budget. The actual operating results (break-even) were in line with the budget (operating income of $0.5 million) for 2008, and the budgeted cash flows of approximately $5 million were consistent with actual cash flows.

However, the rapid deterioration of the global economy during the fourth quarter of 2008, which could not have been foreseen, significantly compounded the adverse factors, identified above, which were already negatively impacting the industrial coatings market. The industrial coatings market, which operates principally in Europe and the European housing sector, did not start to feel the impact of the deterioration of the global economy until mid-way through the fourth quarter, which was subsequent to the decline in the U.S. housing market. As a result of an update to the Company’s financial forecast due to the impact of the deterioration of the global economy on the industrial coatings market, and in connection with the 2008 year-end review of our accounts, during the fourth quarter of 2008, the Company conducted an interim impairment review, in accordance with Statement of Financial Accounting Standards No. 142 (“SFAS 142”), which indicated that the carrying value of the industrial coatings reporting unit exceeded the fair value of the reporting unit at December 31, 2008 and an impairment charge was recorded to reduce the reporting unit’s goodwill to its estimated value in accordance with SFAS 142.

The material change in assumptions from the January 2008 annual impairment test to the December 2008 interim impairment test was principally related to projected lower volumes for the business in 2010 through 2012, and to a lesser extent, lower margins. This assumption of lower volumes significantly impacted the estimated future cash flows of the business, although such future cash flows were still projected to be positive. In addition, the Company also adjusted the discount rate from 8.8% in the January 2008 test to 9.2% for the interim test in December 2008 in order to reflect current market risks. The change in the discount rate decreased the fair value of the business by approximately $10 million. The Company’s January 2008 impairment test estimated cash flows growing from approximately $5 million in 2008 to approximately $9 to $10 million annually in future years, which resulted in a net present value for the cash flows of approximately $128 million. The interim impairment review projected cash flows decreasing from approximately $5 million in 2008 to slightly positive in 2010, $1 million in 2011 and recovering to approximately $4 to $5 million annually thereafter, which, after considering the change in the discount rate, resulted in a net present value for the cash flows of approximately $55 million. The change in the volume assumption was driven by the economic crisis at the end of 2008 as discussed above. The Company reduced the estimated volume growth in its projections as the Company no longer expected the growth that was anticipated earlier driven by geographic expansion and new product introductions. For example, new product introductions were slowed as customers were more hesitant to adopt new technologies because of the additional cost, such as spending for new equipment. Additionally, price increases, to achieve profit improvement, were lower due to competitive pressures. Although the industrial coatings business saw increased competitive activities during the fourth quarter of 2008, the change in forecasted cash flows was not due to the business losing any major customers and the Company does not believe that it has seen a reduction to its percentage of market share.

In 2008, although the Company was reasonably accurate in the current year projection, due to the rapid deterioration in the market place during the fourth quarter of 2008, the assumptions for the projections of cash flows for future years were significantly revised, as discussed above. The Company’s cash flow projections are based upon detailed strategic plans and reviews by management and management believes that they form a sound basis to provide estimates of future cash flows. However, rapidly changing and recent economic circumstances can impact, and have impacted, these assumptions.

See the Company’s response to your Comment #6 below for the modified disclosure which the Company will include in future Form 10-Ks regarding this matter.

6.	Pursuant to Section 501.12.b.4 of the Financial Reporting Codification, please disclose the specific business, competitive and economic factors that caused the adverse operating results that precipitated the impairment. Clarify why the economic slowdown apparently had a disproportionately adverse impact on the industrial coatings business. Quantify the duration and the extent to which the sales, income and cash flows of this business had been performing below expectations. State whether the business was generating negative cash flows prior to the impairment charge. Disclose whether management has any specific plans to either improve operating results or dispose of the business. If the impaired goodwill is largely from a specific business acquisition then that acquisition should be identified. In order for readers to fully understand the operating results of the impaired business, please disclose whether there was a loss of major customers (page 4), whether there was a decline in market share, and which of the specific risks and critical success factors (pages 11-17 and 29) materially impacted the impaired business. Please also provide this disclosure in your letter.

RESPONSE:

The performance of the Company’s industrial coatings business, which primarily operates in the European market, has declined over the past five years, principally due to competitive pressures and market conditions. In Item 1A. Risk Factors in the Company’s 2007 and 2008 Form 10-Ks, the Company discussed the adverse impact of a shift in production trends on local furniture markets in several major European economies. (“We may need to build manufacturing facilities in lower-cost or developing countries to remain competitive in our industry. Also, our customers or markets may migrate to lower-cost countries where we do not have a presence.”) As a result, operating income for the business has declined from approximately $7 million in 2003 to slightly positive for 2007 and 2008. The business has not experienced any negative cash flows during this period. However, prior to the fourth quarter of 2008, the Company’s forecasted cash flows supported the conclusion that the goodwill for the industrial coatings business was not impaired. As the economic slowdown intensified during the fourth quarter of 2008 and spread to the broader worldwide economy, including the European countries in which the Company’s industrial coatings business competes, the Company reduced the estimated volume growth in its projections as the Company no longer expected the growth that was anticipated earlier driven by geographic expansion and new product introductions. For example, new product introductions were slowed as customers were more hesitant to adopt new technologies because of the additional cost, such as spending for new equipment. Additionally, price increases, to achieve profit improvement, were lower due to competitive pressures. Because of these factors, the Company adjusted its expectations for the industrial coatings market and the Company modified its forecasted cash flows for its industrial coatings business in the fourth quarter of 2008. Although the industrial coatings business saw increased competitive activities during the fourth quarter of 2008, the change in forecasted cash flows was not due to the business losing any major customers and the Company does not believe that it has seen a reduction to its percentage of market share.

The economic slowdown also had a negative impact on the forecasted cash flows for the Company’s other reporting units. However, the impact was proportionately smaller on these other reporting units given the broader markets in which the other reporting units compete. Therefore the impact of the slowdown did not cause the fair values of the other reporting units to be “more likely than not” less than their carrying values. Supplementally, this assessment was supported by the Company’s January 2009 annual goodwill impairment test performed during the first quarter of 2009, which concluded that no additional goodwill was impaired.

In response to the Staff’s comment about whether management has any specific plans to either improve operating results or dispose of the industrial coatings business, the Company continues to evaluate various strategic options for this business. This is consistent with management’s ongoing review process to improve the profitability of all of its businesses. To date, management is exploring and evaluating its options and has not committed to any specific plan. Therefore, the Company does not believe at this stage there is anything to include within the SEC filings. However, should a plan be approved and committed to, the Company will disclose such information in future filings.

In the Company’s future Form 10-K filings, the Company will revise its disclosures in “Goodwill and Other Intangible Assets” in the “Critical Accounting Policies” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, and in Note 8 to the Consolidated Financial Statements, as follows (additions to the 2008 Form 10-K language underlined for identification):

Historically low levels of housing activity, consumer confidence and disposable income have led to a significant decline in worldwide consumer demand. This economic slowdown intensified throughout the fourth quarter of 2008 as weakness spread to the broader worldwide economy, negatively impacting many of our customers in the industrial coatings business and our expectations of a recovery in these markets, which are concentrated in Europe. As a result of an update to the Company’s financial forecast, due to the aforementioned items and in connection with the 2008 year-end review of our accounts, during the fourth quarter of 2008 the Company conducted an interim SFAS 142 impairment review which indicated that there was an impairment on the goodwill of the industrial coatings business. Although the business’ 2008 cash flows were consistent with original projections, as a result of the rapid deterioration of the global economy in the fourth quarter, the Company’s future projections of cash flows were adversely impacted and were significantly lower than the projections used in the Company’s January 2008 annual impairment review. The business has operated at, or above, break-even over the past several years, and the revised forecasted cash flows did not assume any negative future cash flows. In addition, the change in forecasted cash flows was not due to the business losing any major customers or market share. As the updated estimate of the reporting unit’s fair value was less than the carrying value of the reporting unit, the Company performed Step 2 of the SFAS 142 impairment test and, based upon an analysis of fair value, the Company recorded a non-cash goodwill impairment charge of $24.6 million, which eliminated the remaining carrying amount of goodwill related to the industrial coatings business. The fair value of the coatings business, which was acquired in conjunction with the Company’s acquisition of Hickson International PLC in August of 2000, was determined using a combination of valuation methodologies, including a discounted cash flow model.

7.	Known events, trends, or uncertainties surrounding the recoverability of assets must be disclosed pursuant to Section 501.02 of the Financial Reporting Codification and Item 303(a)(3)(ii) of Regulation S-K. For example, if a business experiences negative financial trends, then please disclose the carrying value of the assets at risk of impairment, if material, so readers can understand the potential financial statement impact. Further, if the estimated fair value of a reporting unit has declined, or is materially equivalent to carrying value, then the attendant impairment risk should be discussed given the inherent variability of these fair value estimates.

RESPONSE:

The recent turmoil in the markets has caused the fair values for some of the Company’s reporting units, in addition to the industrial coatings business, to decline, as indicated by the Company’s January 2009 annual goodwill impairment test performed during the first quarter of 2009. However, none of the decreases in the fair values has caused the fair values of these other reporting units to be less than the carrying values of the reporting units and at December 31, 2008 there was no indication that the economic circumstances at that date had caused it to be more likely than not that the fair values of these other reporting units would be less than the carrying values of the reporting units.

In light of the Staff’s comment, however, beginning with the Company’s June 30, 2009 Form 10-Q, the Company will add the following paragraph in the “Liquidity, Investment Activity, Capital Resources and Other Financial Data” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (amounts included in the disclosure are as of March 31, 2009):

The recent turmoil in the global economy has impacted the operating performance of our business units and as a result the estimated fair values have decreased for some of the Company’s reporting units, in particular the industrial coatings and wood protection reporting units, and the assets of such reporting units. If the Company’s earnings and/or cash flows were to fall significantly below current expectations, a risk exists that the following assets could become impaired: Goodwill for the wood protection and/or performance urethanes businesses of $41.7 million and $4.4 million, respectively, and/or Long-lived assets (exclusive of Goodwill, Other assets and Investments and advances – affiliated companies at equity) for the industrial coatings, wood protection or performance urethanes businesses of $61.5 million, $56.8 million and $16.4 million, respectively.

8.	The $24.6 million impairment does not appear to correlate with the September 30, 2008 SFAS 131 data and related disclosures. Please clarify for us why there was no specific, prior disclosure informing readers about the potential impact of known events, trends or uncertainties on the recoverability of the industrial coatings goodwill. Your level of compliance should be clearly evident regarding Item 303 of Regulation S-K, Sections 216, 501.02 and 501.12.b of the Financial Reporting Codification, and SAB Topic 5:P.4. To help us further understand this issue, please also tell us the September 30, 2008, and December 31, 2007, sales and operating income amounts for the industrial coatings business. Please address SFAS 131 compliance if these results are materially different from the wood protection business with which they are aggregated.

RESPONSE:

The goodwill balance as of September 30, 2008 for the wood protection and industrial coatings businesses was comprised of the following: $44.6 million for the wood protection business and $26.2 million for the industrial coatings business. The decrease in the goodwill balance for the industrial coatings business from $26.2 million to the impairment of $24.6 million is a result of the change in exchange rates from September 30, 2008 to December 31, 2008.

In response to the Staff’s comment regarding no specific disclosure informing the reader about the potential impact of any known events, trends or uncertainties on the recoverability of the industrial coatings goodwill, such disclosure was not necessary prior to the fourth quarter of 2008 as the rapid deterioration of the markets during the end of the fourth quarter of 2008 led to the impairment charge, as discussed in our response to Comment #5 above. For the year ended December 31, 2008, the industrial coatings business reported results in line with budget. Therefore, prior to the fourth quarter, the Company did not foresee the need to disclose any other specific trends or uncertainties impacting the recoverability of the industrial coatings goodwill. In addition to the Risk Factor in the December 31, 2007 Form 10-K which discussed the European furniture markets, the Company, in response to the disruption that occurred within the financial institutions beginning in September 2008, added a new Risk Factor to the third quarter 2008 Form 10-Q regarding the adverse conditions in the global economy and disruptions of financial markets. However, the Company could not foresee the magnitude of the effect of that disruption on the worldwide economy at that time, nor the subsequent rapid decline of the markets during the fourth quarter.

The sales and operating (loss) income for the industrial coatings business for the nine months ended September 30, 2008 and the twelve months ended December 31, 2007 were $150.5 million and $(0.6) million, respectively, and $187.2 million and $0.2 million, respectively.

The sales and operating income for the wood protection business for the nine months ended September 30, 2008 and the twelve months ended December 31, 2007 were $217.3 million and $5.9 million, respectively, and $261.9 million and $13.7 million, respectively.

The Company has aggregated the wood protection and industrial coatings business in accordance with paragraph 17 of SFAS 131. These businesses have similar long-term economic characteristics and the Company believes that the nature of the products offered by each business as well as the production process, types of customers and distribution methods of these businesses are similar. The nature of both products are similar as they both produce products that are sold to wood manufacturers and used as intermediates which are provided in the housing/construction markets. Each business is highly dependent on the housing/construction markets and the trends within those industries. Prior to the slowdown in the global economy, the decline in the worldwide housing/construction markets and the impact of changes in raw material costs, each business was achieving gross margins of approximately 30 percent. Recently, each business has been achieving gross margins in the mid- to low- 20 percent range and future gross margins for these two businesses are forecasted to be consistent with each other.

Over the last year, each business has seen its operating margins decrease as a result of the aforementioned items. The impact on the two businesses has been similar as operating margins for the two businesses ranged between 0 percent and 1 percent in 2008. Historically, when each business has been experiencing normal performance trends, the operating margin for each business has been in the 5 percent to 7 percent range. This is contrasted by the operating margins for the Company’s HTH water products and personal care and industrial biocides businesses, which historically have been well in excess of 10 percent.

Description of Business and Summary of Significant Accounting Policies, page 62

9.	Please disclose whether the amount of returns, discounts and retail promotions/incentives as a percentage of sales has materially changed in any period presented.

RESPONSE:

The returns, as well as discounts and related sales promotions, have not materially changed in any period presented. Returns have consistently been slightly less than one percent of gross sales during each of the last three years and discounts and related sales promotions, which principally relate to volume rebates, have consistently been approximately two percent of gross sales during each of the last three years.

Controls and Procedures, page 104

10.	Pursuant to Rule 13a-15(b) and 15d-15(b) of the Exchange Act, management must carry out an evaluation of “the effectiveness of the issuer’s controls and procedures” without qualification to the “design and operation” of these controls and procedures as noted in your disclosure. Please revise to fully conform to Rules 13a-15(b) and 15d-15(b) of the Exchange Act.

RESPONSE:

In future Form 10-Q and Form 10-K filings, the Company will modify the language in question to read as follows (deletions from the 2008 Form 10-K language are marked for identification):

As of the end of the period covered by this report, the Company conducted an evaluation, under the supervision and with the participation of the Company’s chief executive officer and chief financial officer, of the effectiveness ~~of the design and operation~~ of the Company’s disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”).

11.	We note the description of the disclosure controls and procedures in the second sentence of this section. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the definition set forth in those rules. Specifically, this description modifies the definition provided in the rules by adding the word “reasonably” before “designed to ensure that information required to be disclosed…” language. Please revise this disclosure or, alternatively, state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

RESPONSE:

In future Form 10-Q and Form 10-K filings, the Company will modify the language in question to read as follows (changes from the 2008 Form 10-K language are marked for identification):

Based on this evaluation, as of June 30, 2009, the Company’s chief executive officer and chief financial officer concluded that as of the end of such period such disclosure controls and procedures were effective to provide reasonable assurance that they were ~~reasonably~~ designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act (i) is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission and (ii) is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Exhibits, page 108

12.	We note that you have not filed Exhibit B to the Revolving Credit Agreement (Exhibit 4.4) and all of the exhibits and schedules to the February 13, 2009 Credit Agreement (Exhibit 4.6). Please advise. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:

The Company did not file Exhibit B (Legal Opinions) to the Revolving Credit Agreement because the opinions are customary for this type of transaction and are not material to an investor’s understanding of the agreement. The opinions do not provide information relevant to an understanding of the terms of the agreement, but merely provide assurances to the lenders and the related agents regarding the Company’s compliance with legal requirements relating to the validity and enforceability of the agreement. Similarly, the Company did not file the exhibits and schedules to the 2009 Credit Agreement because the information contained therein is not material to investors.

We believe that omission of these exhibits from the filed agreements is consistent with the practice of other public company borrowers. Filing the exhibits would result in unnecessary costs to the Company and would provide no meaningful information to investors. However, in light of your comment, in its June 30, 2009 Form 10-Q filing, the Company will file, as an exhibit to that Form 10-Q, the list of Commitments that appeared as Schedule 2.01 to the 2009 Credit Agreement. While we do not consider the list of Commitments to be material, investors may find the information useful.

Form 10-Q for the period ended March 31, 2009

Commitments and Contingencies, page 15

13.	Regarding the ACF matter, please clarify for us how you have complied with SFAS 5 since your accrual is $1.0 million whereas 5,200 boats are impacted and $5.1 million was the cost to repair 425 boats. Further, tell us the current status of the suit.

RESPONSE:

Paragraph 8 of SFAS 5 requires an estimated loss from a loss contingency to be accrued and charged to income when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In addition, Paragraph 9 of SFAS 5 requires the disclosure of the nature of the accrual and in some cases the amount of the accrual. Based upon the lawsuit and the subsequent discovery in the case, the Company determined it was probable that a liability had been incurred. As of March 31, 2009, the Company estimated that a settlement value of such case was at least 0.8 million Euros. At that time, this amount represented the low end in the range of possible outcomes (before any insurance recoveries are considered), with no point within the range being more likely than any other. In accordance with FIN 14, the Company recorded a liability for 0.8 million Euros as of March 31, 2009 as, when no amount within a range is better than any other amount, the minimum amount in the range should be accrued. The estimate is based upon, among other things, the number of boats that had presented themselves for repair (the number of boats that have been allegedly damaged but which have not been presented for repair is a matter still subject to investigation by the court-appointed technical expert), as well as the Company’s assertion that even if its varnish coatings were, in fact, defective (a matter still subject to investigation by the court-appointed technical expert), the defect was not the sole, proximate cause of the loss.

Paragraph 10 of SFAS 5 requires disclosure if an exposure to a loss exists in excess of the amount accrued. This disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

The Company has disclosed the nature of the plaintiff’s claim including the potential contingency (that is, the number of boats subject to the claim that have yet to manifest any problem or present themselves for repair). The Company cannot currently estimate any range of additional reasonably possible losses above the stated claim as there is no reasonable basis to estimate the number of additional boats that may manifest the problem or present themselves for repair. However, the Company has provided the reader with the total amount of boats claimed by plaintiff to be potentially defective (5,200) and the plaintiff’s alleged cost to repair 425 boats.

Based upon the above, the Company believes it has complied with the requirements of SFAS 5.

In response to the Staff’s direct comment asking for an update in the case, the Company and the plaintiff have agreed to a process for a selection of a number of boats that have not presented themselves for repair to be sampled by the court-appointed expert to assess the plaintiff’s claim that 5,200 boats were damaged by the varnish coating. There is no trial date set for this case, and the court-appointed expert is in the process of determining the technical cause of the problem as well as the extent of the damages.

Liquidity, Investment Activity, Capital Resources and Other Financial Data, page 23

14.	Please disclose whether the $30.9 million of outstanding letters of credit and $1.8 million of outstanding letters of guarantee reduce the available borrowings under the $350.0 million senior revolving credit facility.

RESPONSE:

None of the $30.9 million outstanding letters of credit or $1.8 million outstanding letters of guarantee reduced the available borrowings under the $350.0 million senior revolving credit facility as of March 31, 2009. In the future, should any of the letters of credit or letters of guarantees reduce the available borrowings, the Company will disclose the amount available under such borrowing agreements in its Form 10-Q and/or Form 10-K filings, as appropriate.

15.	Given the material impact of inventory and receivables variances on operating cash flow, please expand the liquidity section in future filings to quantify and explain changes in the corresponding turnover ratios. For example, absent disclosure to the contrary, it is unclear whether the March 31, 2009, increase in receivables as a percentage of sales is due to deterioration in credit quality or to a change in collection terms. Further, it is unclear whether the March 31, 2009, increase in inventory as a percentage of quarterly cost of goods sold is due to a build-up of customer inventories which could then adversely impact near-term sales. The disclosure should also inform readers about the impact of such changes on the corresponding reserves for bad debts and inventory obsolescence. See Section 501.05 of the FRC. Also, activity in the allowance for inventory obsolescence should be disclosed pursuant to Article 12-09 of Regulation S-X.

RESPONSE:

The Company experiences its highest sales and profits in the second quarter of any fiscal year due to the sales of our HTH water products business during that quarter. As a result, the Company’s working capital levels elevate during the first and second quarters as receivable and inventory balances increase in conjunction with the seasonal sales requirements, with working capital peaking in April/May of any given year. The increase in receivables in the first quarter of 2009 was less than the increase in receivables in the first quarter of 2008, largely as a result of lower sales volumes. The increase in inventories is principally due to the nature of the Company’s HTH water products business as the Company experiences its highest sales and profits in the second quarter because the purchase of water treatment products by consumers in the residential pool market is concentrated in the United States of America between Memorial Day and the Fourth of July. Such increase is consistent with previous years’ increases. The Company’s days sales outstanding were consistent from 2008 to 2009 and the inventory months on hand also remained consistent with prior years. Therefore, the Company does not believe that there has been any deterioration in the Company’s working capital that may adversely impact its future financial results. In future filings, the Company will, as applicable, expand its discussion of its cash flow results to highlight the seasonal working capital impact versus cash flows for previous periods.

The Company does not believe that there have been any material known changes in trends or demands that would result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in a material way, aside from the normal seasonal fluctuations during the first and second quarters mentioned above.

The Company’s allowance for bad debts was $9.1 million as of December 31, 2008 and it was $9.6 million as of March 31, 2009. The inventory reserves were approximately $10.2 million and $10.5 million as of December 31, 2008 and March 31, 2009, respectively. There have not been any significant changes to either reserve during the year that would require disclosure in the Company’s filings. In the future, should such fluctuations become material or should the reserve balances, when compared to the accounts receivable and inventory balances, fluctuate significantly from prior periods, the Company will make appropriate disclosures in its Form 10-Q and/or Form 10-K filings.

Schedule 14A Definite Proxy Statement Filed on March 13, 2009

Election of Directors, page 7

16.	Please provide the biographical information for Mr. Wetmore after his role as Senior Vice President and Chief Financial Officer and Treasurer of International Flavors and Fragrances, Inc.

RESPONSE:

Mr. Wetmore had no current employer at the time of the 2009 Proxy Statement (“Proxy Statement”) so no additional employer information could be provided.

Elements of Named Officer Compensation, page 24

17.	We note the disclosure in this section that the outside compensation consultant annually determines a “competitive range” for each element of compensation. Please expand the disclosure to explain how it determined this range and how it measures against the peer companies’ compensation. Please also disclose how the actual compensation awarded to the named officers measured against the range for each element of compensation.

RESPONSE:

As stated in our Compensation Discussion and Analysis (“CD&A”) on page 24 of the Proxy Statement under the heading “Competitive Standard,” the Compensation Committee’s primary competitive standard was to target total compensation opportunity (that is, base salary plus bonus standard plus long term incentive standard) to the median of the identified peer group. As described, the median is what the Compensation Committee (the “Committee’) has selected to be the general “competitive standard” in offering total compensation to our named executives and is based on the recommendation of the Committee’s outside compensation consultant (the “consultant”). Using this standard for total compensation opportunities, the consultant, using the data sources cited in the CD&A on page 24 under the heading “Key Analytical Tools,” makes a recommendation within a range of usually plus or minus 5% around the competitive standard (i.e., the median). To the extent the Committee suggests other figures for compensation components or total opportunity, the consultant may advise where those figures fall in comparison to the competitive standard. That recommendation includes a comparison to the peer group, again using the data sources cited on page 24.

The Committee manages the total compensation opportunity against the competitive standard and does not specifically manage to the percentiles for the compensation components. Thus, it was disclosed on page 24 of our Proxy Statement, that the named officers’ total compensation opportunity ranges from the 20th to 45th percentile of the peer group as the total compensation opportunity was considered the material target used by the Committee. For your information, as provided by the consultant, for Messrs. Campbell, Massimo and Anderson and Ms. O’Connor the range for base salary was in the 40 th to 50th percentile of the peer companies, the range for the bonus standard was in the 45th to 55th percentile and the range for the long term incentive standard was in the 40th to 45th percentile of the peer group compensation. For Mr. Giuliano, who, as disclosed was promoted to the CFO position in 2007, such figures were 20th, 30th and 25th percentile, respectively, for 2008. At the time the Proxy Statement was prepared how the actual 2008 bonus paid compared to the peer group was not known as 2008 peer group bonus information was not available.

Nevertheless, in light of your comments, in future proxy statement filings, we will disclose in the CD&A a breakout on an individual named officer basis of how the particular compensation standard compares to the peer group.

Annual Incentive, page 26

18.	While you disclose that the compensation committee determines the target value of the annual award for each named officer, we are unable to locate disclosure explaining how the compensation committee made the determination for each named officer. Please explain the compensation committee’s decision-making process.

RESPONSE:

As part of the determination of an individual officer’s total compensation opportunity as described on page 26 of the Proxy Statement, the Committee determines the bonus target opportunity taking into account the various factors described in the CD&A, such as the resultant competitive positioning of the total compensation opportunity for the individual, the consultant’s recommendation, the internal value of the job to us and the named officer’s expected impact on the year’s achievement of its financial and strategic goals. These factors apply equally to each named officer, and their application is based to an extent on the competitive compensation data supplied to the Committee by the consultant and the consultant’s recommendation. In future proxy statement filings, we will provide detail regarding material differences, if any, in the application of these factors to the specific named officers.

19.	Part of the information which is material to understanding the annual incentive disclosure is found in footnote (1) to the Grant of Plan-Based Awards table on page 36. Please ensure that this section of the CD&A provides a complete and comprehensive discussion on annual incentive awards and the applicable targets.

RESPONSE:

In future proxy statement filings, we will ensure that the information described in footnote 1 is also included and, if necessary, further discussed in the CD&A.

20.	We note your disclosure of financial targets, how they are calculated and how they may be adjusted. Please disclose whether these measures were adjusted and, if so, explain how these adjustments were calculated. See Item 402(b)(2)(vi) of Regulation S-K.

RESPONSE:

As disclosed on page 27 of the Proxy Statement, due to the acquisition of the Advantis business and our inclusion of that business in our 2008 financial results, the EPS target was increased and the Cash Flow target was decreased.

The EPS target was adjusted by adding the budgeted pre-tax of the Advantis business from the date of acquisition net of the related borrowing cost. This increased the EPS target from $2.60 to $2.64. The Cash Flow target was adjusted by the budgeted cash flow (consistent with the definition on page 27) of the Advantis business from the date of the acquisition. This decreased the Cash Flow target from $94.8 million to $89.9 million. The use of the budget for the acquired business is consistent with the Company’s use of its own 2008 budget for the original targets. The adjustment was done to make actual 2008 financial results, which included Advantis from the date of acquisition, comparable (that is, “apples to apples”) to the targets and not with any intention to make it more likely or less likely that the targets would be achieved.

In future proxy statement filings, if adjustments are made to targets, the Company will disclose how these adjustments were calculated and the reasons therefor similar to the preceding paragraph.

21.	We note your disclosure that 30% of the annual award is earned “based on achievement of the individual’s performance strategic objectives”. We also note your disclosure about CEO’s personal strategic objectives on Page 27 and disclosure that the other named executive officers had similar objectives to the extent that they had same areas of responsibilities.

•

The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named officers. Please disclose whether a named officer’s personal performance is measured against pre-established personal goals. Please refer to Section II.B.1 of Commission Release No. 33-8732A, which is available on our website at http://www.sec.gov/rules/final/2006/33-8732a.pdf.

•

Please explain how the compensation committee determined the CEO’s 165% payout based on his achievement of personal strategic goals. While you have disclosed the nature of these personal strategic goals, you have not provided a quantitative discussion of these goals in order for a named officer to earn the 30% portion of an annual award. Please tell us, and in future filings quantify these personal strategic goals for each named officer.

RESPONSE:

•

As stated on page 27 of the Proxy Statement, at the same time the financial targets for bonuses are set (early in the first quarter of each year), the Committee also establishes the personal strategic objectives for our CEO in consultation with him. Further, our CEO determines personal strategic objectives for the other named officers in consultation with them. As further described on page 28, the other named officers have similar goals to the CEO as these goals are cascaded down from the CEO’s objectives to the extent applicable. Thus, personal goals for all the named officers are pre-established and personal performance is measured against them. However, the Committee is free to take into account additional factors based on personal performance of the officer at the end of the year as the final awarded bonus is based on the Committee’s assessment of the individual’s performance. These additional factors, such as the Advantis acquisition, are described in our CD&A on page 29.

•	In general personal goals may be quantifiable (for example for the CEO, improve the safety performance of first year employees) or qualitative (for example for the CEO, putting in place a strong strategic planning and M&A function within the Company). As explained and described on pages 28 and 29, all pre-set personal goals as well as other personal factors that the Committee observes over the year are considered by the Committee. The Committee does not assign a specific weighting to each personal factor when determining the final bonus payout for the personal goal. Thus it is not possible to quantify the impact of each personal accomplishment on the final payout, and which ultimately is based on the collective subjective judgment of the Committee members. Therefore, we cannot supply you with a quantifiable weighting or determination. As a result of the CEO’s outstanding performance with respect to the personal factors disclosed on pages 28 and 29, the Committee determined it would payout “165% of the portion of the bonus” that is based on the CEO’s personal goals.

In future proxy statement filings, we will add substantially the following additional language to the CD&A regarding the determination of the bonus based on personal goals:

In general, personal goals may be quantitative or qualitative. All pre-set personal goals as well as other personal accomplishments that the Committee observes over the year are considered by the Committee. The Committee does not assign a specific weighting to each personal factor when determining the final bonus payout for the personal goals. Thus the determination of the payout of the portion of the total bonus based on personal goals is ultimately a non-quantifiable determination based on the collective subjective judgment of the Committee members after reviewing all personal factors.

As we did in the Proxy Statement, we will continue in future proxy statement filings to describe personal goals and accomplishments considered by the Committee in determining personal bonus payouts for the named officers.

22.	Your disclosure in footnote (1) to the Grant of Plan-Based Awards table on page 36 does not indicate whether the performance targets have been achieved and by how much. Please disclose the actual level of target achievement. In addition, please reconcile your disclosure about the weight given to each performance metric. We note that on page 27 there is a 40%/60% split between EPS and cash flow, while in footnote (1) you disclose a 43%/57% split between cash flow and EPS.

RESPONSE:

2008 actual EPS was $2.49 vs. an adjusted target of $2.64 which generated a payout of 71% of that portion of the bonus based on EPS. 2008 actual cash flow was $76.9 million vs. an adjusted target of $89.9 million which generated as disclosed a payout of 34% of that portion of the bonus based on cash flow. The payout percentages for 2008 are disclosed on page 28 and the amounts for the named officers are disclosed on page 30 of the Proxy Statement. In light of your comments, in future proxy statement filings, we will include the actual results for these financial targets in the CD&A.

We cannot find any reference to a 40%/60% split between EPS and Cash Flow. For clarity purposes, please note that for the named officers the split between financial and personal strategic objectives for annual incentive is 70%/30%. Of the total annual incentive, 40% is based upon EPS target and 30% is based upon cash flow (40% plus the 30% equals 70% of the total bonus and this 70% of the total bonus is determined by purely financial measures). As noted in the footnote, the amount shown in the table is the cash amount of the bonus that is based totally on the two financial measures (EPS and Cash Flow). The reference to 57%/43% in footnote 1 simply refers to the split of the EPS and Cash Flow target solely related to the bonus based financial measures (not the total target compensation or the total bonus). Thus, of the total bonus that is based on financial measures, 57% (40% of 70%) is based on EPS and 43% (30% of 70%) is based on Cash Flow.

We note that as disclosed on page 26 of the Proxy Statement, for other participants in the Arch Annual Incentive Plan who are not named officers, the split between financial and personal strategic objectives for annual incentive is 60%/40% and in such case, EPS and Cash flow targets both equal to 30%.

Individual Target Award Level Determination, page 31

23.	Please disclose the actual target values for each named officer as set by the compensation committee. Please also disclose the market price and risk factor that were used to set this target.

RESPONSE:

Actual target LTIP values in dollars for the named officers for 2008 were as follows:

Name	Target LTIP Values (in dollars)
Campbell	$1,500,000
Giuliano	$200,000
Anderson	$225,000
Massimo	$625,000
O’Connor	$225,000

The stock price used by the Committee to set this target was $38.00/share and the risk factor established by the consultant was 65%.

In future proxy statement filings, we will include the actual target LTIP values expressed in dollars, the stock price used to set the target number of units and the risk factor established by the consultant.

Current Measure, page 32

24.	We note that in connection with the long-term incentive compensation, the compensation committee has selected ROE as the financial measure. In accordance with Instruction 5 of Item 402(b) of Regulation S-K, your disclosure needs to identify how this measure was calculated from your audited financial statements. Please revise accordingly.

RESPONSE:

As defined in Item 7 on page 29 of the Company’s 2008 Form 10-K, the Company’s ROE is calculated by taking net income as reported in the audited financial statements and adjusting for special items. The adjustment for special items is the after-tax equivalent of the EPS adjustment under the annual plan as disclosed on page 27 of the Proxy Statement. This amount is divided by average shareholders’ equity with this average calculated as shareholders’ equity at the beginning and end of the fiscal year as reported in the audited financial statements with the end of year amount excluding the impact of the special items. The Company will disclose this detail of the calculation in future proxy statement filings.

Summary Compensation Table, page 35

25.	Please explain to us how you are reporting the numbers in the “Bonus” and the “Non-Equity Incentive Plan Compensation” columns considering that the annual incentive awards are made under the Senior Management Incentive Compensation Plan (for the CEO and CFO only) and the Arch Annual Incentive Plan (we note your disclosure on page 26). Please note that the compensation reported in the

“Bonus” column should be of a discretionary nature and not payable pursuant to a plan. See Item 402(c)(2)(iv) of Regulation S-K and the related instructions, as well as Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

RESPONSE:

The numbers reported under the Non-Equity Incentive Plan Compensation Table represent the bonus amounts earned based on Arch’s financial performance against the quantifiable financial performance targets of EPS and cash flow.i For Messrs. Campbell (CEO) and Massimo (COO), these amounts were paid under the Senior Management Incentive Plan and for the others, under the Arch Annual Incentive Plan. The amount listed under the Bonus column of the Summary Compensation Table represents the amount earned based on the officer’s individual personal accomplishments and agrees to the amount disclosed on page 30. Since this portion of the payouts is based upon personal goals and is ultimately discretionary on the part of the Committee and not tied to a financial metric or directly to a quantifiable formula, these figures are reported under the Bonus column in accordance with Item 402 (c) (2) (iv) of Regulation S-K. For Messrs. Campbell and Massimo, these amounts were not paid pursuant to any written plan.

Finally, as requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please feel free to contact me.

Very truly yours,
/s/ Steven C. Giuliano
Steven C. Giuliano
Vice President and
Chief Financial Officer

[i]

For example, the total amount of EPS and cash flow payout for Mr. Campbell was $289,500 ($213,000 for EPS Payout and $76,500 for Cash Flow Payout) as disclosed on page 30 of the Proxy Statement which agrees to the amount reported under Non-Equity Incentive Plan Compensation on the Summary Compensation Table on page 35.